March 12, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Russell Mancuso

    RE:
    Comment Letter dated February 18, 2009
    Tyco Electronics Ltd.
    Form S-4 filed on January 23, 2009
    File No. 333-156927

Dear Mr. Mancuso:

        This letter responds to the remaining comments of the staff of the Securities and Exchange Commission (the "Staff") contained in a letter to Tyco Electronics Ltd. ("Tyco Electronics" or the "Company") dated February 18, 2009 (the "Comment Letter") that were not addressed in our letter to the Staff dated March 6, 2009. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in boldfaced print below.

Prospectus cover

2.
Please limit your prospectus cover to one page as required by Regulation S-K Item 501(b).

The Company had previously used the Notice of Special General Meeting of Shareholders as the cover page. In response to the Staff's comment to limit the cover to one page, the Company has included the disclosures required to be on the cover page in its Letter to Shareholders, which is now the cover page and is one page.

Why do we want to change our place of incorporation?, page 10

4.
Please ensure that you clearly present the factor motivating your proposal.
•
Currently, it appears that many of the issues you cite in the list in this section do not explain the proposed change in jurisdiction of incorporation to Switzerland at this time. For example, it is unclear why your jurisdiction of incorporation affects your "access" to your non-United States operations. Likewise, several of the other factors you cite would not seem to support reincorporation to Switzerland as opposed to another jurisdiction. For example, because it appears from your periodic reports that several jurisdictions are home to more of your facilities and employees than are in Switzerland, it is unclear why those issues would cause you to recommend this change to your jurisdiction of incorporation. Also, if those issues are relevant to causing you to recommend this change in jurisdiction, it is unclear when the issues changed so as to reach a level that they became a motivating factor at this time.

•
If you were motivated to recommend the proposal based on a primary factor, and the other factors merely supported the decision, please ensure that the primary factor is identified as such, prominently presented throughout your prospectus where you describe this proposal and fully explained in an appropriate section of your document. For example, if the registrant is proposing reincorporation at this time primarily in response to proposed and/or pending federal income tax legislation that might impact companies currently incorporated offshore in Bermuda and similar locations, please make that clear.

Please see the revised disclosure on pages 10-12 (which also appears on pages 19-20 and 33-34).

5.
Refer to the second bullet point where you refer to the number of employees, facilities, and subsidiaries in Switzerland. Please also disclose the percentage of your employees, facilities, and subsidiaries in Switzerland, and clarify why each of those percentages is sufficiently significant to cause you to recommend this proposal.

Please see the revised disclosure on pages 10-12 (which also appears on pages 19-20 and 33-34). We have revised the bullet to clarify that the Company's rationale is that there is an existing presence in Switzerland, including some of our key operations, and also, in response to the Staff's comment, have included a sentence explaining that the percentage of our employees and manufacturing facilities located in Switzerland is modest relative to the number of our employees and manufacturing facilities globally.

6.
In each place where you highlight the advantages of the proposal throughout the prospectus, like here and on page 18, please provide equally prominent disclosure of the disadvantages. For example, we note that on page 10 you itemize the advantages in separate bullet points while you merely cross reference the disadvantages in a paragraph at the end of the section.

Please see the revised disclosure on pages 10-12, 19-20 and 33-34.

How will contributed surplus for Swiss tax purposes be determined?, page 14

7.
We noted your disclosure on page 14 regarding your condensed unaudited unconsolidated shareholders' equity, prepared in accordance with U.S. GAAP, as if the Swiss Continuation had occurred on September 26, 2008. Further, we note a discussion beneath the table of additional actions to be taken relating to the Swiss Continuation. Please revise to address the following:

•
Explain the difference between the adjustments that have been reflected and the adjustments that do not appear to be reflected.

•
To the extent that an adjustment is not included in the table above, clearly explain why such adjustment will not be required under U.S. GAAP.

•
Clarify the disclosures in the narrative below adjustment (2) to state, if true, that the items discussed (other than the cancellation of treasury shares) are required for Swiss statutory reporting purposes. Also revise to state, if true, that the other adjustments detailed will not have any impact on your U.S. GAAP shareholders' equity.

Please see the revised disclosure on pages 14-16.

8.
Further to the above, in order to enhance an investors understanding of the presentation here, please insert additional language prior to the table similar to the language included on pages 35-36 of this Form S-4.

We have inserted additional language prior to and after the table to enhance investor understanding of the presentation. Please see the revised disclosure on pages 14-16.

Reasons for the Swiss Continuation, page 18

9.
Please expand the reference to "possible changes" to clarify whether you are aware of proposed or pending changes that may adversely affect you because of your place of incorporation in Bermuda. Clearly explain the relevance of those changes to your proposal.

We have clarified in the third major reason for selecting Switzerland (its mature commercial and tax environment and established global treaty network) that the "possible changes" refer to U.S. and non-U.S. tax legislation and other initiatives directed at Bermuda-incorporated companies that potentially could result in a material increase in our worldwide corporate effective tax rate and/or have a negative impact on our government contracts business. Please see the revised disclosure on pages 10-12 (which also appears on pages 19-20 and 33-34).

In the first paragraph of the revised disclosure, we have also clarified that the board of directors considered these matters in reaching the decision to change the Company's place of incorporation from Bermuda. We note that there have been various proposals before the U.S. Congress and European Union that may adversely affect companies incorporated in jurisdictions such as Bermuda, including most recently the Stop Tax Haven Abuse Act introduced in the U.S. Senate by Senator Levin on March 2, 2009. We are unable to predict whether and, if so how, the final form of any potential legislation would affect us, and we have added disclosure to our risk factor on page 27 to address this in greater detail.

Proposal No. 11, page 53

10.
Please complete the blanks throughout your document concerning proposal 11. Also complete the blanks on pages 57, 62, 67 and 69.

  Other than blanks regarding the amount of the share capital reduction included in the shareholder resolutions, which as disclosed in the Registration Statement will be completed at the Special General Meeting, the Company has updated its disclosure in Amendment No. 1 to the Registration Statement and will make certain to complete all blanks other than the above before seeking effectiveness.

Undertakings, pages II-2

11.
Please provide all required undertakings, including those required by Regulation S-K Item 512(a).

In response to the Staff's comment, we have included the undertakings in Item 512(a)(5)(ii) and (a)(6) of Regulation S-K in Amendment No. 1 to the Registration Statement.

Signatures, page II-3

12.
Please include the signature of your duly authorized representative in the United States.

In response to the Staff's comment, the Company has included the signature of its duly authorized representative in the United States on page II-5 of Amendment No. 1 to the Registration Statement.

*        *        *

        Please direct any questions concerning this letter to our counsel P.J. Himelfarb (by telephone at (202) 682-7197 or by facsimile at (202) 857-0940) or Ellen J. Odoner (by telephone at (212) 310-8438 or by facsimile at (212) 310-8007).

Very truly yours, /s/ ROBERT A. SCOTT Robert A. Scott Executive Vice President and General Counsel Tyco Electronics Ltd.
cc:
Harold G. Barksdale, Tyco Electronics Ltd.
Patricia E. Knese, Tyco Electronics Ltd.
Ellen J. Odoner, Weil, Gotshal & Manges LLP
P.J. Himelfarb, Weil, Gotshal & Manges LLP